UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934



                                FLUKE CORPORATION
 ------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.25 per share
 ------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    343856100
       ------------------------------------------------------------------
                                 (CUSIP Number)

            Patrick W. Allender           Trevor S. Norwitz, Esq.
            Danaher Corporation           Wachtell, Lipton, Rosen & Katz
            1250 24th Street, N.W.        51 West 52nd Street
            Washington, D.C. 20037        New York, NY 10019
            (202) 828-0850                (212) 403-1000
       ------------------------------------------------------------------
                (Name, Address and Telephone Number of Person(s)
                                   Authorized
                     to Receive Notices and Communications)

                                 April 24, 1998
       ------------------------------------------------------------------
                  (Date of Event Which Requires Filing of This
                                   Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box: [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).

                                    SCHEDULE 13D

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    CUSIP No. 343856100                                      Page 2 of 9
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   1         NAME OF REPORTING PERSON
             S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
                   DANAHER CORPORATION
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   2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                      (a) [ ]
                                                                      (b) [ ]
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   3         SEC USE ONLY
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   4         SOURCE OF FUNDS
                   WC
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   5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
             PURSUANT TO ITEMS 2(d) OR 2(e)
                                                                          [ ]
--------------------------------------------------------------------------------
   6         CITIZENSHIP OR PLACE OF ORGANIZATION
                   DELAWARE
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              7   SOLE VOTING POWER
                        3,636,874*
 NUMBER OF
             -------------------------------------------------------------------
              8   SHARED VOTING POWER
   SHARES               0
BENEFICIALLY
             -------------------------------------------------------------------
              9   SOLE DISPOSITIVE POWER
  OWNED BY              3,636,874*
    EACH
             -------------------------------------------------------------------
              10  SHARED DISPOSITIVE POWER
 REPORTING              0
PERSON WITH
--------------------------------------------------------------------------------
     11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                        3,636,874*
--------------------------------------------------------------------------------
     12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES
                                                                          [ ]
--------------------------------------------------------------------------------
     13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                        19.9%
--------------------------------------------------------------------------------
     14      TYPE OF REPORTING PERSON
                         HC
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                      SEE INSTRUCTIONS BEFORE FILLING OUT!
           INCLUDE BOTH SIDES OF THE COVER PAGE, REPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

* The 3,636,874 shares are purchasable by Danaher Corporation ("Danaher") only upon exercise of an option (the "Option") issued to Danaher by Fluke Corporation ("Fluke") pursuant to the Stock Option Agreement, dated as of April 24, 1998, between Danaher and Fluke. Prior to the exercise of the Option, Danaher is not entitled to any rights as a shareholder of Fluke with respect to the 3,636,874 shares. The Option may only be exercised upon the happening of certain events, as further referenced in Item 4, and none of which has occurred as of the date hereof. Danaher expressly disclaims beneficial ownership of any of the 3,636,874 shares of Fluke which are purchasable upon exercise of the Option.

ITEM 1.     SECURITY AND ISSUER.

            This Statement on Schedule 13D relates to the common stock, par value $0.01 per share (the "Common Stock"), of Fluke Corporation, a Washington corporation (the "Company").

            The principal executive offices of the Company are located at 6920 Seaway Boulevard, Everett, Washington 98023.

ITEM 2.     IDENTITY AND BACKGROUND.

            This Statement is being filed by Danaher Corporation, a Delaware corporation (the "Filing Person" or "Danaher").

            The name, business address, present principal occupation or employment and citizenship of each director and each executive officer of the Filing Person are set forth in Schedule I hereto and are incorporated herein by reference.

            During the last five years, none of the Filing Person, or, to the knowledge of the Filing Person, any of the persons listed on Schedule I, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            It is presently anticipated that any purchases of the 3,636,874 shares of Fluke Common Stock subject to the Option (defined in Item 4) would be made with funds obtained from Danaher's working capital. The exercise of the Option to purchase the full number of shares of Fluke Common Stock currently covered thereby would require aggregate funds of $123,653,716.

ITEM 4.     PURPOSE OF THE TRANSACTION.

            Danaher and Fluke have entered into an option agreement dated as of April 24, 1998 (the "Option Agreement"), pursuant to which Fluke granted Danaher an irrevocable option (the "Option") to purchase up to 3,636,874 shares of Fluke Common Stock at a price of $34.00 per share, subject to adjustment as provided in the Option Agreement. The Option is exercisable or transferable only upon the occurrence of certain events as described in the Option Agreement, none of which has occurred as of the date of this Schedule 13D. Danaher disclaims beneficial ownership of the shares of Fluke Common Stock subject to the Option. A copy of the Option Agreement is incorporated by reference herein as Exhibit (2).

            The Option Agreement was entered into as an inducement to Danaher to enter into an Agreement and Plan of Merger (the "Merger Agreement"), by and among Danaher, Fluke and Falcon Acquisition Corp., a Washington corporation and wholly owned subsidiary of Danaher ("Merger Sub"), pursuant to which Danaher will acquire Fluke through a merger of Merger Sub with and into Fluke (the "Merger"). Pursuant to the Merger Agreement, each issued and outstanding share of Fluke Common Stock will be converted into and exchangeable for the right to receive 0.45239 shares of Danaher common stock, par value $.01 per share ("Danaher Common Stock"), subject to adjustment as provided therein. The Merger Agreement has been approved by the Boards of Directors of both Danaher and Fluke. Consummation of the Merger


                                    3 of 9
would result in the Fluke Common Stock ceasing to be authorized to be listed on the New York Stock Exchange and the termination of the registration of such securities pursuant to the Act. The Merger will be a tax-free reorganization and will be accounted for as a pooling of interests. A copy of the Merger Agreement is incorporated by reference herein as Exhibit (1). The Merger is subject to various regulatory approvals, the requisite approval of the shareholders of Fluke, and satisfaction of other customary closing conditions.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER.

             (a) As of the date hereof, the Filing Person may be deemed to own 3,636,874 shares of Common Stock. The Filing Person disclaims beneficial ownership of the securities reported herein because the Option is exercisable only upon certain events, as described in the Option Agreement. The 3,636,874 shares of Common Stock that Danaher has the right to acquire pursuant to the Option are equal to approximately 19.9% of the number of outstanding shares of Fluke Common Stock as of the date of the Option Agreement.

             The Filing Person does not beneficially own any shares of Common Stock other than as set forth herein.

             (b) If Danaher were to exercise the Option, Danaher would have the sole power to vote (or to direct the vote of) and the sole power to dispose (or direct the disposition of) the shares of Common Stock acquired thereby.

             (c) Except as set forth in Item 3 and Schedule I, no transactions in the Common Stock were effected by the Filing Person, or, to its knowledge, any of the persons listed on Schedule I, during the past sixty days.

             (d) No other person is known by the Filing Person to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of Common Stock beneficially owned by the Filing Person.

             (e) Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

            As described in Item 4 above and incorporated by reference herein as Exhibits (1) and (2) hereto, Danaher has entered into the Merger Agreement and the Option Agreement with Fluke. In addition to the foregoing, Danaher has also entered into two separate Stockholders Support Agreements with certain stockholders of Fluke (including certain executive officers and Directors of Fluke and certain of their affiliates) (each a "Supporting Stockholder" and, collectively, the "Supporting Stockholders"), dated April 24, 1998 (the "Stockholders Support Agreements"), pursuant to which each Supporting Stockholder agreed, among other things, to vote or direct the vote of all shares of Fluke Common Stock beneficially owned by the Supporting Stockholder, or over which the Supporting Stockholder has voting power or control, to approve the Merger and the Merger Agreement and the transactions contemplated thereby. Each Supporting Stockholder also thereby agreed, among other things, to not, and to not permit any company, trust or other entity controlled by the Supporting Stockholder to (i) sell or otherwise transfer any shares of Fluke Common Stock, other than pursuant to the Merger, without Danaher's prior written consent or
(ii) solicit, initiate, encourage or facilitate, or furnish or disclose nonpublic information in furtherance of, any inquiries or the making of any proposal with respect to any recapitalization, merger, consolidation or other business combination involving Fluke, or acquisition of any capital stock or any material portion of the assets (except for


                                    4 of 9
acquisitions of assets in the ordinary course of business consistent with past practice) of Fluke, or any combination of the foregoing (a "Competing Transaction"), or negotiate, explore or otherwise engage in discussions with any person (other than as specified therein) with respect to any Competing Transaction or enter into any agreement, arrangement, or understanding with respect to any Competing Transaction or agree to or otherwise assist in the effectuation of any Competing Transaction; provided, however, that nothing in any Stockholders Support Agreement prevents any Supporting Stockholder from taking any action or omitting to take any action as a member of the Board of Directors of Fluke to the extent permitted under certain provisions of the Merger Agreement. Copies of the Stockholders Support Agreements are incorporated by reference herein as Exhibits (3) and (4).

            The foregoing descriptions in this Statement of the Merger Agreement, the Option Agreement and the Stockholders Support Agreements are qualified in their entirety by reference to the full texts of the Merger Agreement, the Option and the Stockholders Support Agreements, copies of which are incorporated by reference as Exhibits (1), (2), (3) and (4) hereto, respectively, and are incorporated herein by reference.

            Except as described herein, neither the Filing Person nor, to the knowledge of the Filing Person, any of the persons listed on Schedule I hereto, is a party to any contract, arrangement, understanding or relationship with respect to any securities of the Company.

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS.

Exhibit (1)*      Agreement and Plan of Merger, dated as of April 24, 1998,
                  among Danaher Corporation, Falcon Acquisition Corp. and Fluke
                  Corporation

Exhibit (2)*      Stock Option Agreement, dated as of April 24, 1998, between
                  Fluke Corporation and Danaher Corporation

Exhibit (3)*      Stockholders Support Agreement, dated as of April 24, 1998, by and among Danaher Corporation, David L. Fluke, John M.
                  Fluke, Jr. and Fluke Capital and Management Services Company

Exhibit (4)*      Stockholders Support Agreement, dated as of April 24, 1998, by and among Danaher Corporation and the Stockholders listed therein




-----------------
* Incorporated by reference to the Current Report of Fluke Corporation on Form 8-K, filed with the Securities and Exchange Commission on April 29, 1998 (File No. 001-05590).


                                     5 of 9

                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


May 4, 1998



                                    DANAHER CORPORATION


                                    By:    /s/  Patrick W. Allender
                                    Name:  Patrick W. Allender
                                    Title: Senior Vice President and Chief
                                           Financial Officer


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


                                   SCHEDULE I


                     Directors and Executive Officers of the
                                Reporting Persons


      Set forth below are the name, business address and present principal occupation or employment of each director and executive officer of Danaher Corporation. Except as otherwise noted, the business address of each such person is 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037. Each such person is a United States citizen. Directors of Danaher are indicated with an asterisk.

        PRESENT PRINCIPAL NAME                 OCCUPATION OR EMPLOYMENT

Patrick W. Allender                     Mr. Allender is Senior Vice President,
                                        Chief Financial Officer and Secretary
                                        of Danaher.

C. Scott Brannan                        Mr. Brannan is Vice President
                                        Administration and Controller of
                                        Danaher.

Mortimer M. Caplin*                     Mr. Caplin is a Senior member of
Caplin & Drysdale                       Caplin & Drysdale, a law firm in
One Thomas Circle, N.W.                 Washington, D.C. He is a Director of
Suite 1100                              Fairchild Industries, Inc.
Washington, D.C. 20005

Dennis D. Claramunt                     Mr. Claramunt is Vice President and
                                        Group Executive of Danaher. He is
                                        President of Jacobs Chuck
                                        Manufacturing Company.

Daniel L. Comas                         Mr. Comas is Vice President, Corporate
                                        Development of Danaher.

H. Lawrence Culp, Jr.                   Mr. Culp is Vice President and Group
                                        Executive of Danaher. He is President
                                        of Veeder-Root Company.

Marc DeLuzio                            Mr. DeLuzio is Vice-President, Danaher
                                        Business Systems.

James H. Ditkoff                        Mr. Ditkoff is Vice President,
                                        Finance/Tax of Danaher.

Donald J. Ehrlich*                      Mr. Ehrlich is the Chairman,
Wabash National Corporation             President, Chief Executive Officer and
1000 Sagamore Parkway                   a Director of Wabash National
SouthLafayette, IN 47905                Corporation. He is a Director of
                                        Indiana Secondary Market for
                                        Educational Loans, Inc. and NBD Bank,
                                        N.A., Northwest.

Walter G. Lohr, Jr.*                    Mr. Lohr is a Partner of Hogan &
111 South Calvert Street                Hartson LLP, a Hogan & Hartson LLP law
Suite 1600                              firm in Baltimore, Maryland.


                                    7 of 9

Baltimore, MD

Dennis Longo                            Mr. Longo is Vice President - Human
                                        Resources of Danaher.

Mitchell P. Rales*                      Mr. Rales is Chairman of the Executive
                                        Committee of Danaher. He is a member
                                        of Equity Group Holdings L.L.C. and
                                        Equity Holdings II L.L.C., limited
                                        liability companies located in
                                        Washington, D.C., with interests in
                                        manufacturing companies and publicly
                                        traded securities.

Steven M. Rales*                        Mr. Rales is Chairman of the Board of
                                        Danaher. He is a member of Equity
                                        Group Holdings L.L.C. and Equity
                                        Holdings II L.L.C., limited liability
                                        companies located in Washington, D.C.,
                                        with interests in manufacturing
                                        companies and publicly traded
                                        securities.

George M. Sherman*                      Mr. Sherman is President and Chief
                                        Executive Officer of Danaher.

Steven E. Simms                         Mr. Simms is Vice President and Group
                                        Executive of Danaher. He is President
                                        of the Professional Tools Division of
                                        the Danaher Tool Group.

A. Emmet Stephenson, Jr.*               Mr. Stephenson is President of
Stephenson & Company                    Stephenson & Company, a private
100 Garfield Street                     investment management firm in Denver,
Denver, CO 80206                        Colorado and Senior Partner of
                                        Stephenson Merchant Banking.

John P. Watson                          Mr. Watson is Vice President and Group
                                        Executive of Danaher.

Approximately 40% of the outstanding common stock of Danaher is beneficially owned by Steven M. Rales and Mitchell P. Rales. The aggregate holdings for Steven and Mitchell Rales include shares of Danaher common stock owned by Equity Group Holdings L.L.C. ("EGH") and Equity Group Holdings II L.L.C. ("EGH II") of which Steven and Mitchell Rales are the only members, along with other shares of common stock of Danaher which are directly owned by such individuals. EGH and EGH II are principally engaged in the business of investing in the common stock of Danaher. The offices of Steven M. Rales, Mitchell P. Rales, EGH and EGH II are located at 1250 24th Street, N.W., Suite 800, Washington, D.C. 20037.


                                    8 of 9

                                INDEX OF EXHIBITS


Exhibit (1)*      Agreement and Plan of Merger, dated as of April 24, 1998,
                  among Danaher Corporation, Falcon Acquisition Corp. and Fluke
                  Corporation

Exhibit (2)*      Stock Option Agreement, dated as of April 24, 1998, between
                  Fluke Corporation and Danaher Corporation

Exhibit (3)*      Stockholders Support Agreement, dated as of April 24, 1998, by and among Danaher Corporation, David L. Fluke, John M.
                  Fluke, Jr. and Fluke Capital and Management Services Company

Exhibit (4)*      Stockholders Support Agreement, dated as of April 24, 1998, by and among Danaher Corporation and the Stockholders listed therein



-----------------
* Incorporated by reference to the Current Report of Fluke Corporation on Form 8-K, filed with the Securities and Exchange Commission on April 29, 1998 (File No. 001-05590).


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